TRANSGLOBE ENERGY CORPORATION
2013 GUIDANCE AND
MID-QUARTER UPDATE FOR Q4 2012

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 11, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide guidance for 2013 and a mid-quarter update for the fourth quarter of 2012. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

•	2013 Production Guidance of 21,000 to 24,000 Bopd (mid-point of 22,500 Bopd)
	o	22,500 Bopd represents a 29% increase over 2012 estimated production of 17,400 Bopd

•	2013 Funds flow Guidance of $161 million ($2.13/share)
	o	Using 22,500 Bopd (mid-point of guidance) and $100/Bbl Brent pricing
	o	2013 Funds flow sensitivity to pricing of $17 million ($0.23/share) per $10/Bbl Brent pricing

•	2013 Capital Exploration and Development Budget of $129 million
	o	Egypt $124 million (96%) and Yemen $5 million (4%)
	o	Exploration $54 million (42%): 23 wells (19.9 net wells) and seismic
	o	Development $75 million (58%): 28 wells (25.3 net wells) and facilities
	o	Increase of 148% over 2012 E&D expenditures of $52 million
	o	80% of 2013 funds flow guidance of $161 million

•	Announced 4 new concessions (100% WI) acquired at the 2011/2012 EGPC bid round
	o	3 concessions (NW Gharib, SW Gharib and SE Gharib), proximal to the Company’s W Gharib/W Bakr properties, on shore Gulf of Suez
	o	South Ghazalat concession in the Western desert
	o	800,000 net acres of exploration land

•	Four West Gharib new pool discoveries

•	TransGlobe’s production averaged 17,338 Bopd in October; 18,660 Bopd in November; and 18,089 Bopd in December to date
	o	Block S-1 production (1,700 Bopd) shut-in since November 11th
	o	Targeting first trucking of Hana/Hana West production to West Bakr K station prior to year end

•	Received $64.5 million to date from EGPC during the quarter

TRANSGLOBE 2013 GUIDANCE

2013 Estimated Production and Funds Flow from Operations

Production guidance for 2013 is forecast to range between 21 and 24 thousand barrels of oil per day (“MBopd”). The mid-point of 22.5 MBopd represents a 29% increase over 2012 estimated production of 17.4 MBopd.

The significant variables in production estimates include: the repair of the export pipeline for Block S-1 in Yemen, development drilling results in Egypt and Government approvals relating to the start of South Alamein production.

The mid-point of 22.5 MBopd includes the following assumptions;

  Egypt production of 21.3 MBopd
  Yemen production of 1.2 MBopd (Block S1 on production 50% of 2013)

Funds flow from operations (“funds flow”) for 2013 is forecast to be $161 million ($2.13/share) based on an average Brent oil price of $100.00/Bbl using the mid-point of production guidance of 22.5 MBopd.

The 2013 funds flow sensitivity to a change in the oil price is approximately $17 million ($0.23/share) per $10.00/Bbl change in Brent. Funds flow would be $178 million ($2.36/share) at $110.00/Bbl Brent and $144 million ($1.91/share) at $90.00/Bbl.

The 2013 funds flow of $161 million ($100/Bbl Brent) represents a 9% increase over 2012 estimated funds flow of $147 million (Brent averaged $109.05/Bbl in 2012). If $110/Bbl Brent pricing is used, the 2013 funds flow of $178 million would represent a 22% increase over 2012 estimated funds flow of $147 million.

Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2013 Capital Budget (Exploration and Development)

The 2013 Capital Budget has been set at $129 million. It is anticipated the Company will fund its 2013 Capital Budget from cash generated from operating activities and working capital.

The following table summarizes the 2013 Capital Budget:

	TransGlobe Net Capital ($MM)					Gross Well Count
	Development		Exploration			(wells)
					Total
	Wells	Projects	Wells	Seismic		Devel	Expl	Total
Eastern Desert	$45.1	$19.1	$10.4	-	$74.6	24	9	33

Western Desert	$7.5	$1.5	$39.1	$1.6	$49.6	2	13	15

EGPC Bid Round Blocks	-	-	-	-	-	-	-	-
Egypt Totals	$52.6	$20.6	$49.5	$1.6	$124.2	26	22	48

Yemen Totals	$1.0	$0.6	$3.2	-	$4.8	2	1	3
TransGlobe Totals	$53.6	$21.2	$52.7	$1.6	$129.0	28	23	51
Splits (%)		58%		42%	100%	55%	45%	100%

MID Q4 2012 UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

In the second half of 2012 the Company focused the drilling campaign on new prospects for potential reserve additions. The West Gharib area has once again proved to be our best project with four new pool discoveries during the second half of 2012. These new discoveries will provide a conservative reserve addition for 2012. Significant additional reserves and production could result from successful appraisal drilling on the new pools during 2013 and 2014.

During the fourth quarter, the Company drilled three wells resulting in two oil wells at Hoshia (one new pool discovery) and one dry hole at Fadl. The rig is currently drilling at Hoshia and will move to the Arta/East Arta area in 2013 for continued development drilling and appraisal of the 2012 new pool discoveries.

The Company commenced a completion and stimulation program in mid-October to evaluate new pools and pool extensions which were drilled in the third and fourth quarters of this year. During the quarter the company successfully completed four Arta/East Arta wells. Three of the completions were in new pools at Arta/East Arta which expands the company’s future drilling inventory.

At Arta/East Arta the company has tested oil from two new Upper Nukhul pools. One is located on a separate structure east of the main Arta pool and the second is on a horst block west of the main Arta pool. Both wells have been stimulated and are being placed on production. It is expected they will be similar to the typical Arta Field Upper Nukhul wells which produce approximately 200 Bopd, based on the average 90 day production rate. The new pools could provide up to an additional 15 appraisal/development locations for 2013/14. These new pool discoveries will also provide additional exploration targets for the adjacent NW Gharib concession which the Company successfully acquired at the 2011/12 EGPC Bid round (November 6, 2012 press release).

In addition the Company has completed a new pool discovery in the Thebes formation located on the North/East corner of the East Arta concession. The well encountered approximately 550 feet of fractured carbonate in the Thebes formation on an untested horst block. The well was completed, stimulated and has been on production for approximately 20 days. The well is currently producing approximately 100 Bpd of 22 API oil with a 45% water cut. Based on the encouraging early production results the company has identified up to eight appraisal/development locations for the 2013/14 drilling program. This new pool discovery will also provide additional exploration targets on the adjacent NW Gharib Concession (100% TG).

At Hoshia, the Company drilled a separate Lower Rudeis pool immediately south of the Hoshia Lower Rudeis pool. The new pool is not in pressure communication with the Hoshia pool based on virgin MDT pressures obtained in the well. The new well will be perforated and placed on pump at an expected initial production rate of 400 to 600 Bopd based on historical well performance in the original Hoshia pool. It is expected that two or more appraisal wells will be required to fully delineate/develop this new pool in 2013.

Production

Production averaged 12,461 Bopd to TransGlobe during November which represents a 26% increase over the October production of 9,867 Bopd. October production was lower due to an illegal eight day labor protest at the start of the October which deferred approximately 100,000 barrels of production.

Production in December has averaged approximately 12,470 Bopd to date.

The Company expects to start trucking a portion of the Hana/Hana West production to the newly constructed facilities at the West Bakr K station for delivery through the West Bakr pipeline system into the GPC export system prior to year end. By diverting up to 2,500 Bopd of Hana/Hana West production through the West Bakr pipeline system, it is expected West Gharib will be able to utilize a portion of the Hana/Hana West capacity at the GPC truck terminal to deliver additional West Gharib production which has been curtailed due to GPC truck terminal constraints. Additional, unidentified constraints could be experienced in the GPC processing facilities when the combined production approaches the 20,000+ Bopd level. The Company is working with GPC to identify bottlenecks and optimize throughput. Currently West Gharib and West Bakr are delivering approximately 18,000 Bopd into the GPC system.

Concurrently, work continues on Phase 2 expansions of the new Hoshia and Arta South multi-well batteries (“MWB”) which were built in 2012. In addition, work has commenced on the new MWB located in the North West corner of East Arta which is targeting a Q-1, 2013 startup and plans have been finalized for a new Arta Main MWB in the central part of Arta, which is targeting a Q4, 2013 startup.

The Company continues to progress a number of longer term infrastructure projects in the West Gharib/West Bakr fields to deliver West Gharib production to GPC by pipeline and thereby eliminate oil trucking outside the West Gharib field area.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the quarter, the Company drilled one oil well in the K field (K29) and one dry hole in M field.

The K 29 well encountered oil in the main Asl A zone and two additional lower zones (the Asl B and D zones). The well was completed in the Asl D and placed on pump in mid-November and is producing at a rate of approximately 150 Bopd with 40% water cut.

The M east exploration well encountered the target zone in a structurally low position and was wet. The well was suspended and plugged back pending a review of the structural model for a potential future side track to a structurally higher location.

The rig is currently drilling in the K field (K27) and is scheduled to drill another well in K field (K30) prior to moving to M field. It is expected that the drilling rig will continue working in West Bakr throughout 2013.

Production

Production averaged 4,776 Bopd to TransGlobe during November down slightly from 4,863 Bopd during October due to unscheduled well servicing issues.

Production in December has averaged approximately 4,823 Bopd to date.

East Ghazalat Block, Arab Republic of Egypt (50% working interest, non-operated)

Operations and Exploration

No wells were drilled during the quarter.

Production

First oil production started September 9th at 200 Bopd (100 Bopd to TransGlobe) from one of the four wells with the other three wells placed on production over the following 30 days.

The Safwa field production averaged 1,098 Bopd (549 Bopd to TransGlobe) during October and declined to 934 Bopd (467 Bopd to TransGlobe) during November primarily due to lower production from the only well which continues to flow without artificial lift. The flowing well appears to have stabilized after 70 days of production in the 350 Bopd range with flowing tubing pressure of 90 psi. It is expected that the well will be placed on pump in 2013 when it is no longer capable of flowing to surface.

December production has averaged 952 Bopd (476 Bopd to TransGlobe) to date.

Production is trucked to a receiving terminal at the Dapetco operated South Dabaa facility approximately 35 kilometers southwest of Safwa, where production is sold to EGPC.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company has approved a budget for 2013 which includes an initial eight well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program includes two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.

The Company is planning to commence drilling in early 2013, subject to receiving the necessary permits and approvals. The Company is targeting first production from the Boraq discovery in the fourth quarter of 2013.

South Mariut, Arab Republic of Egypt (60% working interest, operated)

Operations and Exploration

During the quarter, drilling commenced on the first exploration well (Al Azayem #1) of a planned three well exploration program. Results from the Al Azayem #1 well are expected by year end or early January.

EGPC BID ROUND RESULTS

EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. It is expected that the new concessions will be awarded in late 2013 following the ratification process which culminates when each concession is passed into law by the People’s Assembly (Parliament).

NW Gharib (100% WI)

The Company’s primary objective was obtaining the 655 square kilometer (162,000 acre) NW Gharib concession which surrounds and immediately offsets the Company’s core West Gharib/West Bakr producing concessions (~45,000 acres). At NW Gharib the Company expects to commence drilling shortly after ratification and final approval of the concession into law. The Company has identified more than 45 drilling locations based on existing well and seismic data for the area. Concurrently the Company would acquire additional 3D seismic data on the concession to develop additional exploration targets.

SW Gharib (100% WI)

The 195 square kilometer (48,000 acre) SW Gharib concession is located immediately south of the NW Gharib concession. The Company will acquire 3D seismic over the entire concession prior to drilling exploration wells in the first exploration phase.

SE Gharib (100%WI)

The 508 square kilometer (125,000 acre) SE Gharib concession is located immediately south of the SW Gharib concession. The Company will acquire extensive 2D and 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

S Ghazalat (100%WI)

The 1,883 square kilometer (465,000 acre) S Ghazalat concession is located in the Western Desert to the west of the company’s East Ghazalat concession in the prolific Abu Gharadig basin. The Company will acquire extensive 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

REPUBLIC OF YEMEN

No wells were drilled in Yemen during the quarter.

Block 32, Republic of Yemen (13.81% working interest)

Production

Field production averaged 2,509 Bopd (346 Bopd to TransGlobe) during October and 2,462 Bopd (340 Bopd to TransGlobe) during November.

Field production in December has averaged 2,317 Bopd (320 Bopd to TransGlobe) to date.

Block S-1, Republic of Yemen (25% working interest)

Production

Field production averaged 6,852 Bopd (1,713 Bopd to TransGlobe) during October and 2,464 Bopd (616 Bopd to TransGlobe) during November. The An Nagyah field was shut in following the shutdown of the Marib export pipeline which was damaged by local tribes on November 11th. Historically, damage to the pipeline can be repaired within a few days of getting access to the pipeline. It is difficult to predict when the government and the local tribes will be able to negotiate access to the pipeline.

The Company amended the Block S-1 marketing contract effective July 2012 from a monthly purchase contract to a tanker lifting sales contract. The unsold third quarter inventory was lifted and sold with October production. The company received approximately $10.8 million for the lifting in late November.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com